CONSENT OF APPOINTED ACTUARY

     I hereby consent to the use and incorporation by reference of the following report in the annual report on Form 40-F dated March 28, 2003 to be filed on behalf of Canada Life Financial Corporation (the “Company”):

     My report dated February 5, 2003 on the valuation of the policy liabilities of the Company for its Consolidated Balance Sheet at December 31, 2002 and 2001 and their change in its Consolidated Statement of Operations for the years then ended.

Dated March 28, 2003

/s/ D. Allen Loney

D. Allen Loney
Senior Vice-President and Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada